82-3854

John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka. Tel : 421101 (8 Lines) 327206 (4 Lines)
Grams : "JOHNKEELL"
Telex : 21389 KEELLS CE. 21582 WTMSL CE, 21228 WALKINN CE Telefax : 447087
E-mail : jkh@keells.com Website : www.keells.com

02060008

November 8, 2002

SUPPL

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

02 NOV 26 AM 9:11

Dear Sir/Madam,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed the following document.

a) **Interim Report 06 Months ended 30th September 2002**

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

dlw 11/26

SECRETARIES

Encl.

John Keells Holdings

John Keells Holdings Ltd. - Interim Report

Six months ended 30th September 2002

Chairman's Message

Amidst a gradually improving business environment, your company had a very strong 2nd quarter, confirming, yet again, the fundamental strength of the Group. Consolidated Group revenue increased by 29% and net profit after tax and minority interest increased by 247% to Rs. 491.1 mn in 1H2003 driven by strong growth in most sectors. Excluding the profit from the sale of discontinued operations of Rs103 mn, Group net profit for 1H2003 is up 174%. Group net profit for the 2nd quarter was Rs. 235.8mn compared to Rs. 52.5mn in the same period last year, a growth of 349%.

The sharp improvement seen in the performance of the **Food and Beverage** sector's performance in the 1st quarter, continued into the 2nd quarter, driven by a significant increase in net profit at Ceylon Cold Stores on the back of higher volumes and cost savings partly from the Voluntary Retirement Scheme implemented last year. We expect the sector to show solid growth for the rest of the year as well, despite higher excise taxes.

The **Transportation** sector has continued to perform strongly. South Asia Gateway Terminals (SAGT) had another good quarter. Construction work on the second berth is progressing well and is expected to be in operation by the end of the year. Two more cranes are due in December and the entire project is likely to be completed in 1Q FY2004. The Group took over Lanka Marine Services (LMS), the monopoly bunker fuel supplier at the Colombo Port on 20 August 2002. LMS is seeing improved volumes this year and will make a positive contribution to Group profits. We believe there is tremendous scope for improving profitability further through superior marketing, better product mix and process re-engineering. We expect the Transportation sector to benefit significantly from the forecast improvement in external trade activity for the rest of the year.

The **Leisure** sector's Sri Lankan and Maldivian operations saw a substantial year-on-year improvement in the 2nd quarter. Tourist arrivals to Sri Lanka grew sharply from the low levels seen last year following the attack on the Colombo airport and the events of September 11. Similarly, the Group hotels in the Maldives have enjoyed unusually high occupancy levels this off-season. With the peace process gathering momentum, we expect the improvement seen in tourist arrivals in Sri Lanka to continue into the winter season as well. In this sector, we will actively pursue new investments in the region, while consolidating our strong presence in Sri Lanka.

The **Plantation** sector reported a reduced level of profitability. The recent wage hike will have a significant negative impact on sector profitability. However, the outlook for tea prices is promising, as some major producing countries have seen a fall in output this year. Rubber prices have risen following the curtailment of production by the three major producer countries and we expect the current price levels to remain for some time.

The **Information Technology** sector continued its recovery in the 2nd quarter as a result of a focused and effective marketing initiative and a pick up in IT spending from our key customers. Increasing demand for our software services in overseas markets augurs well for the sector's future returns. The sector's domestic business units are seeing better volumes as the local business environment is gradually improving.

The **Financial Services** sector saw strong growth from John Keells Stock Brokers and Nations Trust Bank (NTB). John Keells Stock Brokers benefited from the higher volumes in the Colombo Stock Exchange, especially in the month of September. With volumes expected to continue to be high, the stock broking unit should have a very good year. NTB, in pursuance of its strategy of growth through acquisitions, acquired the Kandy Branch of Standard Chartered Bank and

the Sri Lankan operations of American Express Bank. The performance of our associate Union Assurance was negatively impacted by intense price competition and higher reinsurance costs.

In light of the changes that are taking place in the global economy, as well as the commencement of the recent peace process in Sri Lanka, we believe it is an appropriate time for the company to position itself to take advantage of new opportunities and improve its operating model in line with global best practice. The Board has mandated a leading strategy consulting firm, the Boston Consulting Group (BCG), to assist us with this important initiative over the course of the next year.

The domestic economy is showing signs of a gradual recovery from the downturn in 2001. Export volumes in August was up by 33% in US Dollar terms, compared to August last year. Tourist arrivals have grown by almost 150% during August and September. We are confident that the current peace process will lead to a lasting solution to the conflict and sustained economic growth for the country. The various sectors of the Group are well positioned to benefit from any upturn in the economy. This has been reflected in our performance in the first half and we expect to see strong earnings growth for the rest of the year.

V. Lintotawela
Chairman

6 November 2002

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2002

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30 September			Six months to 30 September		
	2002	2001	Change	2002	2001	Change
Revenue	3,980,655	2,748,698	45%	7,479,351	5,790,470	29%
Cost of Sales	-2,813,687	-1,961,460	43%	-5,312,825	-4,073,303	30%
Gross Profit	1,166,968	787,238	48%	2,166,526	1,717,167	26%
Other Operating Income	43,028	44,573	-3%	73,083	105,950	-31%
	1,209,996	831,811	45%	2,239,609	1,823,117	23%
Administrative Expenses	-636,769	-537,215	19%	-1,248,991	-1,096,999	14%
Selling & Distribution Expenses	-154,207	-85,729	80%	-283,747	-208,769	36%
Other Operating Expenses	-68,029	-55,855	22%	-121,733	-124,377	-2%
Profit from Operating Activities	350,991	153,012	129%	585,138	392,972	49%
Cost of Voluntary Retirement Scheme	-10,624	-35,411	-70%	-15,112	-35,411	-57%
Profit from sale of Discontinued Operations	-	-	0%	103,016	-	100%
Finance Expenses	-94,177	-86,822	8%	-153,687	-171,350	-10%
Profit from Operating Activities before Tax	246,190	30,779	700%	519,355	186,211	179%
Share of Associate Company Profits	104,719	35,506	195%	223,659	94,125	138%
Profit before Taxation	350,909	66,285	429%	743,014	280,336	165%
Income Tax Expense	-89,692	-34,620	159%	-184,531	-131,359	40%
Profit after Taxation	261,217	31,665	725%	558,483	148,977	275%
Minority Interest	-25,354	20,877	-221%	-67,292	-7,474	800%
Profit available to the Group	235,863	52,542	349%	491,191	141,503	247%
Retained profits brought forward (after adj.)	1,898,527	1,834,990		1,643,199	1,746,029	
Balance available for appropriations	2,134,390	1,887,532		2,134,390	1,887,532	
Transfer to Distributable Dividend Reserve	-	-		-	-	
Dividends	-	-		-	-	
Balance carried forward	2,134,390	1,887,532		2,134,390	1,887,532	
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic	1.27	0.29		2.64	0.77	
Dividends per share - Gross / Effective	0.00	0.00		0.00	0.00	

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 30TH SEPTEMBER	2002	2001	As at 31.03.2002
ASSETS			
Non-current Assets			
Property, Plant & Equipment	9,561,652	8,985,212	8,928,274
Investments in Subsidiaries	10,680	24,008	10,680
Investments in Associates	2,451,751	2,085,397	2,245,066
Other Investments	128,840	147,585	146,483
Long Term Receivables	12,000	3,500	3,500
Deferred Expenditure	1,696	1,646	1,921
	12,166,619	11,247,348	11,335,924
Current Assets			
Inventories	1,725,088	1,087,064	1,203,734
Trade & Other Receivables	3,512,366	2,548,291	3,688,512
Short Term Investments	789,458	197,015	3,437,510
Cash in Hand and at Bank	1,005,180	537,781	912,702
	7,032,092	4,370,151	9,242,458
Total Assets	19,198,711	15,617,499	20,578,382
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,860,733	1,835,619	1,853,459
Capital Reserves	2,523,820	2,592,470	2,597,629
Revenue Reserves	2,316,857	2,025,030	2,316,857
Retained Earnings	2,134,390	1,887,532	1,644,617
Shareholders' Funds	8,835,800	8,340,651	8,412,562
Minority Interest	1,925,726	1,821,633	1,801,799
Non-current Liabilities			
Interest Bearing Borrowings	1,142,895	1,105,197	1,165,944
Deferred Tax	354,901	298,625	345,487
Retirement Benefit Obligation	532,138	477,919	490,528
Other Deferred Liabilities	94,922	88,895	93,646
	2,124,856	1,970,636	2,095,605
Current Liabilities			
Trade & Other Payables	3,287,787	1,968,456	5,666,827
Provision for Taxation	39,834	28,156	32,201
Dividends Payable	0	0	166,872
Short Term Borrowings	1,465,317	657,862	986,216
Interest Bearing Borrowings	264,043	247,417	398,997
Bank Overdrafts	1,255,348	582,688	1,017,303
	6,312,329	3,484,579	8,268,416
Total Equity & Liabilities	19,198,711	15,617,499	20,578,382
	Rs.	Rs.	Rs
Net Assets per share	47.55	45.44	45.39

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements

V. Lintotawela
Chairman

S. C. Ratnayake
Director

6 November 2002

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2002

COMPANY INCOME STATEMENT

	Quarter ended 30 September			Six months to 30 September		
	2002	2001	Change	2002	2001	Change
Revenue	241,646	275,196	-12%	422,058	440,863	-4%
Cost of Sales	-20,106	-19,153	5%	-40,512	-35,887	13%
Gross Profit	221,540	256,043	-13%	381,546	404,976	-6%
Other Operating Income	4,205	2,104	100%	5,609	11,379	-51%
	225,745	258,147	-13%	387,155	416,355	-7%
Administrative Expenses	-44,462	-49,701	-11%	-95,374	-90,463	5%
Other Operating Expenses	-13,764	-31,909	-57%	-25,068	-43,856	-43%
Profit from Operating Activities	167,519	176,537	-5%	266,713	282,036	-5%
Provision for fall in value of Investments	-2,434	-636	283%	-4,867	-1,272	283%
Finance Expenses	-55,330	-41,567	33%	-89,715	-82,746	8%
Profit before Taxation	109,755	134,334	-18%	172,131	198,018	-13%
Income Tax Expense	0	2,361	-100%	0	2,144	-100%
Profit after Taxation	109,755	136,695	-20%	172,131	200,162	-14%
Retained profits brought forward	84,228	105,856		21,852	42,389	
Balance available for appropriations	193,983	242,551		193,983	242,551	
Transfer to Distributable Dividend Reserve	0	0		0	0	
Dividends	0	0		0	0	
Balance carried forward	193,983	242,551		193,983	242,551	
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic	0.59	0.74		0.93	1.09	
Dividends per share - Gross / Effective	0.00	0.00		0.00	0.00	

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 30TH SEPTEMBER	2002	2001	As at 31.03.2002
ASSETS			
Non-current Assets			
Property, Plant & Equipment	386,724	389,668	383,444
Investments in Subsidiaries & Joint Ventures	3,626,826	2,396,637	2,376,640
Investments in Associates	1,252,351	1,152,090	1,268,004
Other Investments	97,057	114,660	97,056
Long Term Receivables	402,764	433,318	434,322
	5,765,722	4,486,373	4,559,466
Current Assets			
Inventories	582	0	256
Trade & Other Receivables	618,568	329,086	1,082,815
Income Tax Recoverable	0	3,027	0
Short Term Loans given to Related Parties	344,134	479,401	433,854
Short Term Investments	206,344	186,695	252,902
Cash in Hand and at Bank	13,108	26,298	34,752
	1,182,736	1,024,507	1,804,579
Total Assets	6,948,458	5,510,880	6,364,045
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,000
Issued Share Capital	1,860,733	1,835,619	1,853,459
Capital Reserves	1,125,553	1,049,728	1,102,644
Revenue Reserves	1,082,976	895,000	1,082,976
Retained Earnings	193,983	242,551	21,852
Shareholders' Funds	4,263,245	4,022,898	4,060,931
Non-current Liabilities			
Interest Bearing Borrowings	398,918	284,992	486,876
Retirement Benefit Obligation	50,331	40,322	44,967
	449,249	325,314	531,843
Current Liabilities			
Trade & Other Payables	145,105	131,134	132,620
Amounts due to Related Parties	240,694	557,064	467,549
Provision for Taxation	0	0	0
Dividends Payable	0	0	166,872
Short Term Borrowings	1,016,235	348,600	508,472
Interest Bearing Borrowings	178,975	114,000	178,717
Bank Overdrafts	654,955	11,870	317,041
	2,235,964	1,162,668	1,771,271
Total Equity & Liabilities	6,948,458	5,510,880	6,364,045

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements

V. Lintotawela
Chairman

S. C. Ratnayake
Director

6 November 2002

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 30TH SEPTEMBER	**2002**	**2001**
Balance as at 31st March	8,412,562	8,180,424
Adjustment on account of changes in holdings	-1,418	-3,684
	8,411,144	8,176,740
Share Options exercised during the period	7,274	0
Premium on issue of Shares during the period	22,909	0
Goodwill arising during the year	-103,375	1,938
Goodwill amortised during the year	832	-2,619
	8,338,784	8,176,059
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	5,825	23,089
Net Profit for the period	491,191	141,503
Balance as at 30th September	8,835,800	8,340,651

Company

AS AT 30TH SEPTEMBER	**2002**	**2001**
Balance as at 31st March	4,060,931	3,822,736
Share Options exercised during the period	7,274	0
Premium on issue of Shares during the period	22,909	0
	4,091,114	3,822,736
Net Profit for the period	172,131	200,162
Balance as at 30th September	4,263,245	4,022,898

6 November 2002

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2002

1. Market Price per share

	2002	2001
	Company	
Market Price - Highest (for the period)	84.50	35.50
Market Price - Lowest (for the period)	54.00	32.00

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2002.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. Ceylinco Tourist Hotels Limited ceased to be an Associate of the Group with effect from 20 June 2002.

6. The Company disposed of its subsidiary Waldock Mackenzie Limited to Nations Trust Bank Limited, an Associate of the Group, on 28 June 2002. Since full provision was made for losses as at 31 March 2002, the write back to Group profits during the quarter, of accumulated losses of this company, was Rs.88 million

7. The Company acquired a 90% stake in Lanka Marine Services Limited, at a cost of Rs. 1.2 billion, on 20 August 2002.

8. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company

John Keells Holdings Limited

Legal Form

Public limited liability company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange and the GDRs on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela - Chairman
Mr A D Gunewardene
Mr S C Ratnayake
Mr G S A Gunasekera
Mr E F G Amerasinghe
Mr S Easparathasan
Mr J C L de Mel
Mr T Das

Board Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe

Board Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr J C L de Mel

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo

Bankers

Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
NDB Bank
Nations Trust Bank
People's Bank
Seylan Bank
Standard Chartered Grindlays

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2

Contact Details

P O Box 76
130 Glennie Street
Colombo 2

Telephone: (94 1) 306000
Facsimile : (94 1) 447087

Internet : www.keells.com
email : jkh@keells.com

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